ISSUED ON BEHALF OF RELX PLC

Results of Annual General Meeting 2020

In accordance with the arrangements announced on 8 April 2020, the Company held its Annual General Meeting ("AGM") at 10:00 am today, Thursday 23 April 2020.

All valid proxy votes (whether submitted electronically or in hard copy form) were included in the poll taken at the meeting.

The table below shows the results of the poll on all 21 resolutions.

	Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding Treasury shares)	Withheld
1.	Receive the 2019 Annual Report	1,600,150,352	99.88	2,000,601	0.12	1,602,150,953	82.95%	12,415,497
2.	Approve Director’s Remuneration Policy	1,507,700,939	93.42	106,174,539	6.58	1,613,875,478	83.56%	690,971
3.	Approve Annual Remuneration Report	1,543,028,740	97.02	47,378,046	2.98	1,590,406,786	82.34%	24,159,663
4.	Declaration of 2019 Final Dividend	1,611,006,699	99.94	972,405	0.06	1,611,979,104	83.46%	2,587,346
5.	Re-appointment of auditors	1,613,777,570	99.97	533,997	0.03	1,614,311,567	83.58%	254,883
6.	Auditors’ remuneration	1,613,736,662	99.97	560,666	0.03	1,614,297,328	83.58%	269,122
7.	Elect Charlotte Hogg as a Director	1,604,249,502	99.92	1,343,261	0.08	1,605,592,763	83.13%	8,973,687
8.	Re-elect Erik Engstrom as a Director	1,613,070,804	99.92	1,236,350	0.08	1,614,307,154	83.58%	259,296
9.	Re-elect Sir Anthony Habgood as a Director	1,577,488,217	98.60	22,390,878	1.40	1,599,879,095	82.83%	14,687,355
10.	Re-elect Wolfhart Hauser as a Director	1,595,450,874	98.84	18,673,908	1.16	1,614,124,782	83.57%	441,668
11.	Re-elect Marike van Lier Lels as a Director	1,598,393,305	99.55	7,197,376	0.45	1,605,590,681	83.13%	8,975,769
12.	Re-elect Nick Luff as a Director	1,609,865,207	99.72	4,440,308	0.28	1,614,305,515	83.58%	260,935
13.	Re-elect Robert MacLeod as a Director	1,594,570,011	99.31	11,016,386	0.69	1,605,586,397	83.13%	8,980,053
14.	Re-elect Linda Sanford as a Director	1,606,459,783	99.51	7,850,114	0.49	1,614,309,897	83.58%	256,553
15.	Re-elect Andrew Sukawaty as a Director	1,611,380,289	99.82	2,928,453	0.18	1,614,308,742	83.58%	257,708
16.	Re-elect Suzanne Wood as a Director	1,614,068,569	99.99	240,652	0.01	1,614,309,221	83.58%	257,229
17.	Authority to allot shares	1,511,400,636	93.62	103,018,146	6.38	1,614,418,782	83.58%	147,668
18.	Disapplication of pre-emption rights	1,598,337,780	99.37	10,065,891	0.63	1,608,403,671	83.27%	6,162,779
19.	Additional disapplication of pre-emption rights	1,585,552,743	98.58	22,844,382	1.42	1,608,397,125	83.27%	6,169,325
20.	Authority to purchase own shares	1,595,801,043	98.97	16,653,242	1.03	1,612,454,285	83.48%	2,112,164
21.	Notice period for general meetings	1,472,652,676	91.22	141,656,179	8.78	1,614,308,855	83.58%	257,594

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 18 to 21 are Special Resolutions.

4.	At the close of business on Tuesday 21 April 2020 the total number of ordinary shares in issue, excluding Treasury shares, was 1,931,496,294

5.

The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company's website at www.relx.com.

6.

As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism